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ELEVENTH RACE
**Gulfstream**
FEBRUARY 14, 2004

**1 1/16 MILES. (1:40¹) 58TH RUNNING OF THE FOUNTAIN OF YOUTH. Grade II. Purse $250,000 FOR THREE YEAR OLDS. By subscription of $250 each which shall accompany the nomination, $2,000 to pass the entry box and $2,000 additional to start. Weight: 122 lbs. Non-winners of $75,000 once at a mile or over, allowed, 2 lbs.; $50,000 once at any distance or $30,000 at a mile or over, 4 lbs.; $30,000 at any distance or $24,000 twice at a mile or over, 6 lbs. Horses finishing first, second or third in the Fountain of Youth Stakes will automatically be nominated to the Florida Derby. Trophy to winning Owner. Closed Wednesday, February 4 2004 with (8) nominations. Early Bird Florida Derby Nominations Closed on Wednesday, November 12, 2003 with 160 nominations.**

**Value of Race: $250,000 Winner $150,000; second $50,000; third $27,500; fourth $15,000; fifth $7,500. Mutuel Pool $1,034,656.00 Exacta Pool $583,794.00 Trifecta Pool $484,686.00 Superfecta Pool $157,116.00**

| Last Raced | Horse | M/Eqt | A. | Wt | PP | St | 1/4 | 1/2 | 3/4 | Str | Fin | Jockey | Odds $1 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 29Nov03 8Aqu1 | Read the Footnotes | L | 3 | 122 | 8 | 7 | 3 1/2 | 3 1 1/2 | 2 2 | 2 5 | 1 nk | Bailey J D | 2.10 |
| 17Jan04 10GP1 | Second of June | L f | 3 | 120 | 7 | 6 | 2 1 | 2 1/2 | 1 1 | 1 1/2 | 2 7 1/2 | Velasquez C | 1.50 |
| 17Jan04 10GP2 | Silver Wagon | L b | 3 | 120 | 6 | 8 | 5 hd | 6 3 | 6 2 | 3 2 | 3 5 1/2 | Santos J A | 5.20 |
| 17Jan04 10GP4 | El Prado Rob | L | 3 | 120 | 3 | 3 | 7 2 1/2 | 5 hd | 3 1/2 | 4 1 1/2 | 4 1 1/2 | Prado E S | 19.90 |
| 15Nov03 10Crc1 | Sir Oscar | b | 3 | 122 | 1 | 1 | 4 1 1/2 | 4 1/2 | 4 1 | 5 1 1/2 | 5 nk | Garcia J A | 5.20 |
| 1Jan04 9Crc2 | Broadway View | L b | 3 | 116 | 4 | 4 | 6 1/2 | 7 3 | 7 6 | 7 3 | 6 3/4 | Douglas R R | 61.50 |
| 25Jan04 5GP1 | Frisky Spider | L | 3 | 116 | 2 | 2 | 1 1 1/2 | 1 1/2 | 5 1 | 6 1 | 7 2 1/4 | King E L Jr | 14.70 |
| 25Jan04 5GP4 | Hopefortheroses | L b | 3 | 116 | 5 | 5 | 8 | 8 | 8 | 8 | 8 | Aguilar M | 75.30 |

**OFF AT 5:44 Start Good. Won driving. Track fast.**

**TIME :23⁴, :47³, 1:11¹, 1:36, 1:42³ (:23.97, :47.70, 1:11.21, 1:36.16, 1:42.71)**

| | | | |
|---|---|---|---|
| **8 – READ THE FOOTNOTES** | 6.20 | 3.20 | 2.20 |
| **7 – SECOND OF JUNE** | | 2.60 | 2.20 |
| **6 – SILVER WAGON** | | | 2.60 |

**$1 EXACTA 8–7 PAID $6.80 $1 TRIFECTA 8–7–6 PAID $17.10**
**$1 SUPERFECTA 8–7–6–3 PAID $79.10**

**B. c, (Apr), by Smoke Glacken – Baydon Belle, by Al Nasr-Fr. Trainer Violette Richard A Jr. Bred by Lawrence Goichman (NY).**

READ THE FOOTNOTES stalked the pace three wide to the top of the stretch, then wore down SECOND OF JUNE in a long drive to be up at the wire. SECOND OF JUNE stalked the pace off the rail, moved to gain a slim lead outside FRISKY SPIDER leaving the backstretch, continued on gamely when challenged in the drive and just failed to last. SILVER WAGON reserved early, raced four wide on the far turn, angled in entering the stretch and closed to gain the show while unable to keep pace with the top ones. EL PRADO ROB was knocked into BROADWAY VIEW and steadied at the start, advanced off the rail to loom a threat on the far turn, then tired. SIR OSCAR tracked the pace three wide into the far turn and faltered. BROADWAY VIEW bumped at the start, saved ground and failed to be a factor. FRISKY SPIDER broke out and bumped with EL PRADO at the start, quickly moved to the fore, made the pace along the inside to nearing the far turn, then was fading when steadied inside SILVER WAGON leaving the far turn. HOPEFORTHEROSES trailed.

**Owners**– 1. Klaravich Stables Inc; 2. Cesare Barbara; 3. Buckram Oak Farm; 4. La Penta Robert V; 5. International Fair Play Inc; 6. Sacks Sidney; 7. Dender Carol R and Friedman Martin; 8. Rose Family Stable

**Trainers**– 1. Violette Richard A Jr; 2. Cesare William; 3. Ziadie Ralph; 4. Zito Nicholas P; 5. Azpurua Manuel J; 6. Procino Gerald M; 7. Durso Robert J; 8. Rose Barry R